Magnum Hunter Resources, Inc.
   600 East Las Colinas Blvd., Suite 1200, Irving, TX  75039
   Phone (972) 401-0752      Fax   (972) 401-3110
   Internet Address:  http://www.magnumhunter.com


                                                            NEWS
                                                   FOR IMMEDIATE RELEASE
American Stock Exchange
   o  Common -  MHR
   o  Bonds -  MHR.B

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                MAGNUM HUNTER ANNOUNCES AMENDMENT AND EXTENSION
                       TO TEL OFFSHORE TRUST TENDER OFFER

Irving, Texas, March 13, 1998, Magnum Hunter Resources, Inc. ("Magnum Hunter") commenced a tender offer on January 28, 1998 to purchase 2,261,770 Units of beneficial interest of TEL Offshore Trust, a trust created under the laws of the State of Texas (OTC Bulletin Board - "TELOZ"), or such number of Units that, together with the units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase. On February 23, 1998, Magnum Hunter announced that the purchase price was being changed to $5.50 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 1998, as supplemented by letter dated February 23, 1998, and in the related Letter of Transmittal.

Magnum Hunter announced today that it has amended the Offer to change the number of Units that Magnum Hunter will purchase in the Offer to at least 1,739,104 Units but not more than 2,689,406 Units, representing, together with the Units currently owned by Magnum Hunter, a minimum of 40% and a maximum of 60%, of the Trust's outstanding Units on the date of purchase. Provided that at least 1,739,104 Units are validly tendered and not withdrawn prior to the expiration date, and subject to the terms and conditions of the Offer, Magnum Hunter will only accept for payment and pay for (and thereby purchase) the lesser of (i) 2,689,406 Units and (ii) the number of Units validly tendered. If more than 60% or 2,689,406 Units are validly tendered and not withdrawn prior to the expiration date, Magnum Hunter will accept for payment and only pay for the 2,689,406 Units on a pro rata basis. In addition, to allow adequate time for Unitholders to consider this amendment, Magnum Hunter has extended the time period for the expiration of the Offer from March 20, 1998, to 12:00 midnight, New York City time, on Thursday, March 26, 1998.

As of close of business Thursday, March 12, 1998, 1,691,753 Units have been tendered in TEL Offshore Trust and, including the Units already owned by Magnum Hunter, represent approximately 39% of the total Units outstanding. All remaining Unitholders who have not yet tendered are encouraged to immediately contact the Company's information agent at (800) 206-9438.

                                      ####

Magnum Hunter Resources, Inc. is an exploration and development company engaged in four principal activities: (1) the acquisition, production and sale of crude oil, condensate and natural gas; (2) the gathering, transmission and marketing of natural gas; (3) the managing and operating of producing oil and natural gas properties for interest owners; and (4) providing consulting and U.S. export services to facilitate Latin American trade in energy products.

             FOR FURTHER INFORMATION CONTACT: MICHAEL P. MCINERNEY,
                        INVESTOR RELATIONS (972) 401-0752